PERFECT FRY CORPORATION

Third Quarter Ended July 31, 2004


PERFECT FRY COMPANY
CAUTION
PULL
PRESETS

Notice to the reader:
This interim report including the financial statements and management discussion and analysis were prepared by management and has not been reviewed by the company's auditor, Dart Bryant Chartered Accountants.

CORPORATE PROFILE

Perfect Fry Corporation is a public-traded company headquartered in Calgary, Alberta, Canada. Its common shares are listed for trading on the TSX Venture Exchange under the symbol PNM.

Founded in 1985, the Company manufactures and markets state-of-the-art counter-top deep fryers, heated merchandisers, accessories and other peripherals. Perfect Fry's markets now extend around the world and encompass the fast-food retail industry specializing in popular, tasty deep fried foods at snack bars, food kiosks, sport & recreations outlets, concession stands and convenience stores.

The Perfect Fryer is highly efficient, compact and requires no external ventilation systems. It incorporates the most advanced built-in air filtration and fire prevention systems available in the industry. Sales of the Perfect Fryer and its complementary products continue to grow rapidly in North and South America, Europe, Australia, Asia, and the Middle East.

The two key drivers of Perfect Fry's continuing successful market penetration are its growing international network of independent distributors and dealers, and the support they receive from the Company's innovative and continuously enriched marketing and sales promotion infrastructure.

Perfect Fry offers investors these attractive ingredients to equity growth:

- An effective and experienced management team dedicated to growing the Company and building value
- A creative, multi-discipline team of employees who are encouraged to 'think outside the box'
- A strong financial structure: ready access to capital to finance growth, high credit rating, little debt, and sophisticated financial reporting and inventory tracking systems
- A commitment to customer service that is second to none in the industry
- State-of-the-art products serving a strong consumer demand – patented and continuously updated by research and development
- A rapidly expanding distribution network supported by a strong marketing and sales infrastructure, and food-industry alliances and incentive programs
- A production, marketing and distribution infrastructure that is continuously expanding a profitable niche in the global fast food industry
- Recognition of Perfect Fry's product leadership and corporate integrity which have resulted in the Company becoming and advisor to government on product standards and testing requirements.

HIGHLIGHTS

- The Company completes relocation to new premises.
- PFM Heated Merchandiser hits the market.
- Successful testing of new fire suppression system for future production

STOCK EXCHANGE LISTING
Perfect Fry Corporation, symbol PNM, is listed on the TSX Venture Exchange.
USA 12G3-2 (b) Exemption Number 82-1609.

Letter from the Chairman and President

While we report a decline in overall revenues for the first nine months of fiscal 2004 compared to the same period of fiscal 2003, the Company worked diligently during the slow third quarter to lay the foundations for future growth. Highlights include the introduction of the PFM Heated Merchandiser, and successful testing of a new fire suppression system.

Overall revenues declined, partially due to the US exchange rate, and partially due to 2004 Canadian sales that didn't match 2003 numbers. The fluctuating US exchange rate remains a factor in declining revenues for the end of the third quarter compared to figures for the same period a year ago. In addition, the attention of a few of our U.S distributors was diverted when a U.S. manufacturer launched a new product that directly competes with the Perfect Fryer. Our fryer continues to display advantages over our competitors, such as using minimal counter space, superior air filtration technology, advanced electronic functionality and second-to-none after sales service and support. In Canada, last year's sales were affected by two factors: the high number of units placed into the deferred payment programs and a large order placed by a chain in Eastern Canada.

Historically, Canada and the US have exhibited steady, consistent growth. Perfect Fry continually manages its distributor networks in order to align itself with representatives who are positive and aggressive in promoting our line of foodservice equipment and accessories.

We continue to diversify the company's revenue stream through research and development. The new CE model fryer, designed for offshore markets, has helped achieve an international sales increase of 21 percent in the first nine months of fiscal 2004 compared to the same period in 2003. Perfect Fry's first trade show in Mexico City is scheduled for the latter part of 2004.

Production began late in the third quarter of the new PFM Heated Merchandiser. This two-tiered, compact, counter-top unit holds and displays prepared foods in a controlled heated convection environment that keeps foods hot and tasty without sacrificing quality. Feedback on the PFM Merchandiser is very positive. Distributors and end-users alike have told us they are impressed with the unit's versatility, compactness, and effectiveness.

Over the third quarter, we successfully tested a new fire suppression system that will be used for future production requirements starting in fiscal 2005. Our current fire suppression system was custom designed to address the specific requirements of our type of equipment. Other fire suppression solutions, including off-the-shelf products, were inferior to our own specialized design. We continue to be the only manufacturer of this type of equipment to tackle the task and responsibility of manufacturing its own fire suppression system. The new system will be superior to even our original system and will enable future standardization of components for all models requiring fire suppression. While these investments are long-term in nature we believe they are essential to enhancing the intrinsic value of the company.

The Board of Directors of Perfect Fry Corporation initiated a normal course issuer bid, commencing July 1, 2004 and expiring June 30, 2005. This program is designed to allow the Corporation to purchase common shares in the normal course, when the Corporation estimates that the common shares are undervalued by the Market.

With its marketing and sales infrastructure, a plan for growth, commitment to exemplary customer service, and a strong team of committed employees, Perfect Fry is well positioned to capitalize on sales opportunities around the globe.

On behalf of the Board,

Jack Senior
Chairman

Gary Calderwood
President and CEO

September 15, 2004

MANAGEMENT DISCUSSION AND ANALYSIS

OVERVIEW

Founded in 1985, Perfect Fry manufactures and markets state-of-the-art, counter-top deep fryers, heated merchandisers, accessories and other peripherals. Markets are now world-wide, encompassing and targeting that part of the fast-food retail industry that specializes in popular, tasty deep-fried foods at snack bars, food kiosks, sports and recreation outlets, concession stands and convenience stores.

The Perfect Fryer is compact, highly efficient and requires no external ventilation systems. It leads the industry with the most advanced built-in air filtration and fire prevention systems available. Sales of the Perfect Fryer and complementary products have grown steadily in North and South America, Europe, Australia, Asia and the Middle East.

The following management discussion and analysis (MD&A) is a companion to the company's unaudited consolidated financial statements for the nine months ended July 31, 2004 and 2003 and the audited consolidated financial statements for the fiscal year ended October 31, 2003. All figures are expressed in Canadian dollars.

This MD&A is dated Sept 15, 2004. The interim financial statements were prepared by management and have not been reviewed by the Company's auditors, Dart Bryant Chartered Accountants.

REVENUE

Revenue for the first nine months of fiscal 2004 was $2,417,674, down 14 percent from $2,816,370 earned in the first nine months of fiscal 2003. This decrease stems in part from a decline in the overall number of units sold compared to last year, but is also largely attributable to the fluctuating US exchange rate between the two reporting periods.

Earlier this year, a well-established manufacturer, whom a few of our distributors have represented for many years, launched a new product that directly competes with the Perfect Fryer. As a result, these distributors suddenly found themselves selling two products that were in direct competition with each other. To our knowledge, we have yet to compete directly with this new competitor for specific accounts, but the attention of these distributors has been diverted from Perfect Fry to some extent. The result has been that these distributors have purchased fewer fryers over the first nine months of fiscal 2004 compared to the same period last year. This situation will be very closely monitored and changes in the distribution network will be made where necessary.

Revenues in our strongest market, the United States, decreased 8 percent over the past year, from $1,925,005 in fiscal 2003 to $1,777,922 in fiscal 2004. This decline is the direct result of the fluctuating US exchange rate between the two reporting periods, as the amount of sales in US dollars actually increased by 1 percent in fiscal 2004 compared with fiscal 2003, yet the amount of exchange booked decreased by 26 percent. This increase in US dollar sales despite the decrease in number of fryers sold in that market is the result of increased sales of ancillary products including replacement air filters. To mitigate our susceptibility to exchange rate fluctuations, the company has entered into an exchange forward contract (see additional discussion under Expenses and Net Earnings).

Perfect Fry continues to use deferred payment programs such as the Distributor Rent-to-Own (DRO) finance program, which encourages distributors to maintain a rental fleet of fryers to offer to their potential buyers. We believe that the benefits of the DRO program, which gets Perfect Fry equipment in front of potential customers, outweigh any perceived or potential disadvantages related to outstanding long-term receivables. The bulk of long-term receivables associated with the DRO program are due within the next 12 months, and only a modest $1,872 due after that. This compares with non-current receivables of $18,521 as of October 31, 2003. Even after assessing the currency exchange risk, our projections—along with the growing numbers of distributors taking part in the DRO program—indicate that a program that gets more product in front of more buyers is good for overall business.

Canadian sales slipped from $827,490 during the first nine months of fiscal 2003 to $598,229 in fiscal 2004, a drop of 27 percent. It is important to note that 2003 sales in the first nine months were unusually robust. A number of units were sold to an Eastern Canadian chain account and several more were placed on the DRO finance program. The contrast between the two years does not necessarily reflect a sagging Canadian marketplace. In fact our distributors report that the finance program is an effective enhancement to getting equipment in front of their buyers. Although increased sales from this program have not materialized in our

MANAGEMENT DISCUSSION AND ANALYSIS (contd.)

expected time frame, we continue to anticipate its impact in the future. The Canadian market has historically exhibited steady, consistent growth, and we feel that this year is simply an abnormal lull. We are working closely with our distributors, who continue to be positive, proudly promoting the Perfect Fry line of foodservice equipment and accessories.

International sales continue to be very promising. The new CE model created last year has opened doors internationally, helping to achieve a 21 percent increase in sales in the first nine months of fiscal 2004 compared with the same period in fiscal 2003.

Inquiries come regularly from all over the world, both from potential distributors and potential buyers. From supermarket chains in England to gas stations in Australia to convenience stores in Southeast Asia, our international distributors continue to promote the Perfect Fry line to a variety of potential customers. The recently appointed distributors in India, Japan, Korea, Norway, Philippines, Sweden and Taiwan are working with our export agent to develop their respective markets. Comparisons of international sales on a quarter-by-quarter basis can be misleading because of the erratic buying patterns of some of our major distributors. Several overseas distributors typically order large quantities of product at once, an order that may or may not be repeated at the same time the following year. While one large order may skew quarter-by-quarter figures for historical purposes, overall annual international sales show steady, consistent growth.

EXPENSES

November - July operating expenses decreased this year by 11percent percent, from $2,403,329 in fiscal 2003 to $2,169,294 in fiscal 2004. Significant factors include: reduced US marketing initiatives (partially due to the decrease of the US exchange rate); streamlined advertising expenditures; streamlined purchasing and increased labour efficiencies resulting in decreased cost per unit; reduction in overhead costs as a result of our new facility; and the decline in fryer sales activity. Insurance premiums, as experienced by many companies, have increased.

Third quarter promotional activities included a photo shoot and new website graphics, and resulted in strong, engaging visuals that enhance marketing materials for both the Perfect Fryer and the new Merchandiser. In keeping with our desire to lead the industry and serve the customer, sales tools such as spec sheets, promotional materials, ads, and our Perfect Fry website are well maintained and updated to be competitive, attractive and market-oriented.

Warranty costs have declined over 10 percent, a result we are particularly proud to report. In May 2001 we created the "1-2-3" Warranty Policy, the best of its kind in our industry, but which, as a result, potentially held an increased risk for Perfect Fry. Even so, warranty costs continue to decline year by year, a testament to our commitment to quality assurance and research and development.

The company recorded a foreign exchange gain of $19,911 over the first nine months of fiscal 2004, compared to a loss of $60,691 over the same period last year, despite the strengthening of the Canadian dollar against the US dollar over the first nine months of 2004. This was partially the result of the beneficial timing of the large first quarter receivables and subsequent collections, but is more directly related to the forward exchange contract mentioned above. In May 2004, the Company entered into an option dated exchange forward contract to sell $500,000 US dollars over a one-year term at an exchange rate of 1.3770. The exchange rate at the date of writing this MD&A is approximately 1.2887.

Interest paid on long-term debt increased from $16,447 in 2003 to $29,095 in 2004. This is due in large part to the timing of the purchase of the new property: over the first nine months of fiscal 2004 more mortgage payable interest was paid compared to the same period in fiscal 2003. The increase in other interest paid reflects higher use of the operating bank credit facility throughout the first nine months of 2004.

US marketing initiatives have decreased, reflecting the difference in exchange rates between 2003 and 2004.

Two factors prompted the revision of the amortization estimates for deferred product development at October 31, 2003. Firstly, some intangible assets became fully amortized at that time; secondly, the method of amortizing the remaining deferred product development costs going forward has been adjusted.

MANAGEMENT DISCUSSION AND ANALYSIS (contd.)

NET EARNINGS

Net earnings at the end of the third quarter of fiscal 2004 were $118,304 compared with $193,817 in the same period of 2003. Operating margins decreased to $248,380 compared with $413,041 the previous year. As such, the operating margin (revenues less operating expenses as a percentage of revenues) declined, from 14.7 percent at the end of the third quarter in 2003 to 10.3 percent in 2004.

The fluctuating US exchange rate was, is, and continues to be a major consideration in our reporting and planning. The ramifications of these recently volatile rates are felt by companies the world over and Perfect Fry is no exception. Last year's exchange rate for the first nine months of the year ranged from a high of 1.58 to a low of 1.40; in January of this year, by contrast, the rate was 1.27. The exchange rate risk associated with extended payment in US dollars from US customers is partially offset by a natural hedge, as a significant amount of our expenses are paid in US dollars. To reduce our dependence on these shifting rates, we are using the exchange forward contract discussed above. This financial tool will enable us to budget and plan with more certainty and avoid worst-case-scenario rates over which we are powerless. Simultaneously, our overseas marketing plan further reduces our dependency on US dollars, giving us stronger sales in Euros and other foreign currencies. While we continue to value, develop, and even expand the huge market for Perfect Fry in the US, we diligently strive to be prudent in monitoring our best options for success as we consider all the economic variables.

LIQUIDITY AND CAPITAL RESOURCES

The current accounts receivable balance was $518,698 at July 31, 2004, a decrease of 32.7 percent over the same period in fiscal 2003, a result of declining sales activity over the third quarter. Accounts receivable, non-current, consists of accounts on deferred-pay programs, and has decreased from $18,521 at October 31, 2003 to $1,872 at July 31, 2004. It is important to note that this is the balance of deferred-payment receivables due after July 31, 2005. The number of distributors participating in programs which offer terms of less than 12 months has increased. Because these programs are offered only to credit-qualified distributors, the company is able to offset the credit risk associated with the collectability of longer-term receivables.

The inventory level of $837,703 at the end of 2003 is a comfortable and efficient one for Perfect Fry. As anticipated, this level increased by the end of the third quarter of fiscal 2004 to $899,065, and remains in the comfort zone. We anticipate that inventory levels will now increase to match future revenue expectations. Accounts payable and accrued liabilities, decreasing from $300,620 at the end of 2003 to $249,324 at the end of the third quarter of 2004, are a little lower than historical third quarter figures. We expect these balances to be in line with historical figures by the end of fiscal 2004. We look forward to continued efficiencies and cost savings by taking advantage of early payment discounts where possible.

The company is now comfortably settled into its new facility after moving in the first quarter of this year. The mortgage of $747,252, of which $24,184 is current, is our only long-term debt. In addition, Perfect Fry has in place an operating bank credit facility of $600,000.

The Board of Directors of Perfect Fry Corporation is conducting a normal course issuer bid, which commenced July 1, 2004 and expires June 30, 2005. The Corporation intends to purchase for cancellation up to a maximum of 489,432 common shares, representing 5% of all common shares issued and outstanding. This program is designed to allow the Corporation to purchase common shares in the normal course, when the Corporation estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Corporation will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.50 per share.

The company's liquidity position, measured by the current ratio of current assets divided by current liabilities, remains relatively unchanged from 4.8 at October 31, 2003 to 5.3 at July 31, 2004. It is fully expected that operating cash flows will amply support Perfect Fry's future growth and capital expenditures, as the third quarter finished with a positive net cash position of $41,437.

MANAGEMENT DISCUSSION AND ANALYSIS (contd.)

OUTLOOK

Our research shows that the majority of Perfect Fry owners purchase after seeing the fryer in operation. Knowing this, we will continue to develop and refine opportunities for potential buyers to see and use the fryer for themselves.

The company's investments in research and development continue to generate improvements that advance Perfect Fry's reputation for leadership, product quality, and product development. Over the third quarter, we successfully tested a new fire suppression system that will be used for future production requirements starting in fiscal 2005. Our current fire suppression system was custom designed to address the specific requirements of our type of equipment. Other fire suppression solutions, including off-the-shelf products, were inferior to our own specialized design. We continue to be the only manufacturer of this type of equipment to tackle the task and responsibility of manufacturing its own fire suppression system. The new system will be superior to even our original system and will enable future standardization of components for all models requiring fire suppression. While these investments are long-term in nature we believe they are essential to enhancing the intrinsic value of the company. In addition to innovations to current products, priority has been given to develop new and complementary products and accessories—a move to further diversify and grow our markets and revenue.

Production of the PFM Heated Display Merchandiser began late in the third quarter and the company began fulfilling orders early in the fourth quarter of 2004. The PFM Merchandiser is a counter-top, two-tiered unit that holds prepared foods at consistent temperatures in an attractive, convection-heated display case. It can be adapted for either counter service or self-serve applications and is specifically designed to complement the company's popular Perfect Fryer. Distributors and end-users alike have provided extremely positive and complimentary feedback on many aspects of this new product. Distributors look forward to marketing the PFM Merchandiser to both existing and new Perfect Fry customers.

The new CE model fryer continues to pique new interest in international markets. These markets were primed with promotion work and trade shows in 2003 and early sales are encouraging, opening doors that might otherwise have remained closed. Our research, development and marketing efforts are planned to further penetrate these international markets, including Perfect Fry's first trade show in Mexico City scheduled the last half of 2004.

Now comfortably settled in our new facility, Perfect Fry is poised and ready to meet the challenges and maximize the opportunities that lay ahead. The company now has in place a marketing and sales infrastructure that will support the growth plan that Perfect Fry has been developing for several years. With its marketing and sales infrastructure, a plan for growth, commitment to exemplary customer service, and the employee and management team in place, Perfect Fry is well positioned to capitalize on sales opportunities around the globe.

FORWARD LOOKING STATEMENTS

Forward looking statements, based on the company's current expectations and assumplons, are found throughout this Management Discussion and Analysis and elsewhere in this report. These are subject to a number of uncertainties that could cause actual reults to differ from those anticipated. Risks include, but may not be limited to, general business and economic conditions and competitive actions

PERFECT FRY CORPORATION
CONSOLIDATED BALANCE SHEETS (UNAUDITED)

ASSETS

	9 Months ended July 31, 2004 $	Year ended Oct 31, 2003 $
CURRENT		
Cash and cash equivalents	41,437	35,651
Accounts receivable (Note 2)	518,698	688,582
Inventories (Note 3)	899,065	837,703
Prepaid expenses	17,369	11,851
	1,476,569	1,573,787
ACCOUNTS RECEIVABLE, non-current (Note 2)	1,872	18,521
PROPERTY, PLANT AND EQUIPMENT (Note 4)	1,441,470	1,307,917
DEFERRED PRODUCT DEVELOPMENT COSTS (Note 5)	832,258	803,558
	3,752,169	3,703,783

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES		
Bank indebtedness (Note 6)	-	-
Accounts payable and accrued liabilities	249,324	300,620
Current portion of long term debt (Note 7)	27,184	27,235
	276,508	327,855
LONG TERM DEBT (Note 7)	747,252	765,823
SHAREHOLDERS' EQUITY		
Share capital (Note 8)	1,461,471	1,461,471
Retained earnings	1,266,938	1,148,634
	2,728,409	2,610,105
	3,752,169	3,703,783

ON BEHALF OF THE BOARD:

Director

Director

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS AND RETAINED EARNINGS (UNAUDITED)

	Nine months ended July 31, 2004	Nine months ended July 31, 2003	Three months ended July 31, 2004	Three months ended July 31, 2003
	$	$	$	$
REVENUE	2,417,674	2,816,370	696,236	886,896
OPERATING EXPENSES				
Cost of goods, selling and administration	1,895,195	2,085,968	533,597	666,558
US marketing initiatives	274,099	317,361	99,398	91,469
Total operating expenses	2,169,294	2,403,329	632,995	758,027
NON-OPERATING EXPENSES				
Interest				
Long term debt	29,095	16,447	8,523	12,769
Other	12,892	7,086	3,110	2,127
Amortization				
Property, plant and equipment	54,000	54,000	18,000	18,000
Deferred product development costs	54,000	81,000	18,000	27,000
Foreign exchange loss (gain)	(19,911)	60,691	15,608	33,074
Total non-operating expenses	130,076	219,224	63,241	92,970
	2,299,370	2,622,553	691,430	850,997
NET EARNINGS	118,304	193,817	4,806	35,919
RETAINED EARNINGS, beginning of period	1,148,634	824,316		
RETAINED EARNINGS, July 31	1,266,938	1,018,133		
EARNINGS PER SHARE (Basic and Diluted – Note 8)	0.01	0.02		

PLEASE SEE NOTES

PERFECT FRY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)

	Nine months ended July 31,		Three months ended July 31,	
	2004	2003	2004	2003
	$	$	$	$
CASH PROVIDED BY (USED IN):				
OPERATIONS				
Net earnings (loss)	118,304	193,817	4,806	35,919
Items not affecting cash:				
Amortization of property, plant and equipment	54,000	54,000	18,000	18,000
Amortization of deferred product development costs	54,000	81,000	18,000	27,000
Retirement of leaseholds asset	9,365	-	-	-
	235,669	328,817	40,806	80,919
Changes in non-cash working capital:				
Accounts receivable	169,884	(96,617)	339,670	173,374
Inventory	(61,362)	(47,507)	(193,667)	(150,223)
Prepaid expenses	(5,518)	(13,701)	(9,645)	(8,516)
Accounts payable and accrued liabilities	(51,296)	111,935	(73,106)	34,017
	51,708	(45,890)	63,252	48,652
	287,377	282,927	104,058	129,571
INVESTING				
Additions to accounts receivable, non-current	16,649	(31,937)	2,879	(3,909)
Additions to property, plant and equipment – land and building	(112,093)	(1,103,355)	(8,037)	-
Additions to property, plant and equipment -other	(84,825)	(58,709)	(32,990)	(32,677)
Additions to deferred product development costs	(82,700)	(83,149)	(24,000)	(34,100)
	(262,969)	(1,277,150)	(62,148)	(70,686)
FINANCING				
Proceeds from long term debt	-	806,250	-	-
Repayment of long term debt	(18,622)	(7,517)	(6,689)	(5,707)
	(18,622)	798,733	(6,689)	(5,707)
INCREASE (DECREASE) IN CASH POSITION	5,786	(195,490)	35,221	53,178
CASH (BANK INDEBTEDNESS), beginning of period	35,651	288,068	6,216	39,400
CASH ,end of period	41,437	92,578	41,437	92,578
Note:				
Interest paid	41,987	23,533	11,633	14,896
Income taxes paid	-	-	-	-

PLEASE SEE NOTES

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED JULY 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of the Company and those of it's two subsidiary companies (Perfect Fry Company Ltd. and Perfect Fry Holdings Ltd.), both of which are wholly-owned.

Cash and cash equivalents

Cash and cash equivalents are comprised of cash and short term market investments with original maturities less than three months.

Inventories

Inventories are recorded at the lower of cost and net realizable value. Cost is determined using the weighted average method and includes material, direct labour and overhead.

Property, Plant and Equipment

Property, plant and equipment are recorded at cost. Amortization is provided as follows:

Building	4% declining balance method
Office and equipment	20% to 30% declining balance method
Leasehold improvements	Straight-line over the term of the lease

Annually, or more frequently as circumstances require, the Company performs evaluations to assess the recoverability of all property, plant and equipment.

Deferred Product Development Costs

Product development costs are expensed to operations unless they meet specific criteria related to technical, market and financial feasibility, in which case they are deferred and amortized on a straight-line basis over ten years or over estimated units of sale. Research costs are expensed as incurred.

The value of the residual unamortized balance of deferred product development costs is assessed at least annually with reference to the related projected undiscounted cash flows.

Income Taxes

The Company utilizes the liability method of tax allocation for accounting for income taxes. Under the liability method of tax allocation, future tax assets and liabilities are determined based on differences between the financial reporting and tax basis of assets and liabilities, and are measured using the substantially enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Earnings per share

Basic and diluted earnings per share are calculated using the weighted average number of common shares outstanding during the year.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FOR THE NINE MONTHS ENDED JULY 31, 2004

1. SIGNIFICANT ACCOUNTING POLICIES (CONTD.)

Measurement uncertainty

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue, costs and expenses during the reporting period. In the consolidated financial statements of the Company, the most significant areas for which management is required to make estimates in the near term is in the assessment of the net realizable value of accounts receivables and inventories, the net recoverable value of property, plant and equipment and deferred product development costs and the assessment of the likely realization of future tax assets. Actual amounts could differ from those estimates.

Stock-based Compensation

The Company has one compensation plan as described in Note 8. No compensation expense was recognized for this stock option plan when the options were issued to employees and directors. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

Foreign Exchange

Foreign currency transactions are translated into Canadian dollars using the average rate for the month in which the transaction occurred. Balance Sheet monetary items are translated at the rate at the balance sheet date. All translation gains and losses are included in the determination of net earnings.

Basis of Revenue Recognition

Revenue is derived from the sale and service of the Company's patented counter-top deep fryers, filters, parts and accessories. Sales are recorded on ship date, and are made to approved distributors under terms of FOB factory, with payment terms ranging from 1 month to 24 months. Service revenue is recorded at the time the service is provided. Additional revenue is derived from the rental of excess building capacity and is categorized as other income (see Note 10).

Reclassification

Certain of the prior year amounts have been reclassified to conform to current year presentation.

2. ACCOUNTS RECEIVABLE

A deferred payment program is offered to certain credit-qualified customers where payments are received in equal monthly payments over 12 months in the US and over 24 months in Canada.

	July 31 2004 $	Oct 31 2003 $
Accounts receivable due within 12 months	518,698	688,582
Accounts receivable due within 12 to 24 months	1,872	18,521
	520,570	707,103

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED JULY 31, 2004

3. INVENTORIES

	July 31 2004 $	Oct 31 2003 $
Finished goods	428,005	482,658
Parts	471,060	355,045
	899,065	837,703

4. PROPERTY, PLANT AND EQUIPMENT

	July 31, 2004		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	815,448	24,463	790,985
Office and equipment	621,610	371,125	250,485
Leasehold improvements	-	-	-
	1,837,058	395,588	1,441,470

	October 31, 2003		
	Cost $	Accumulated Amortization $	Net Book Value $
Land	400,000	-	400,000
Building	703,355	14,067	689,288
Office and equipment	536,785	327,521	209,264
Leasehold improvements	42,486	33,121	9,365
	1,682,626	374,709	1,307,917

5. DEFERRED PRODUCT DEVELOPMENT COSTS

	July 31 2004 $	Oct 31 2003 $
Deferred product development costs	1,344,090	1,870,808
Accumulated amortization	511,832	1,067,250
	832,258	803,558

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED JULY 31, 2004

6. BANK INDEBTEDNESS

The Company has access to a bank operating credit facility of $600,000. Advances under this facility bear interest at prime plus .75% and are secured by all assets of the business.

7. LONG TERM DEBT

The mortgage payable is to the Community Credit Union and is amortized over a 20 year term. Prior to October 31, 2003, it was repayable in monthly amounts of $5,487 which included interest at 5.43%. Subsequent to October 31, 2003, the mortgage was renewed for a one year term, maturing March 1, 2005, repayable in monthly amounts of $5,070 which includes interest at 4.43%. The mortgage is secured by the land and building (Note 4), an assignment of rents, a general security agreement over all other assets and an assignment of insurance.

	July 31 2004 $	Oct 31 2003 $
Mortgage payable	774,436	793,058
Less: current portion	27,184	27,235
Long term debt	747,252	765,823

Principal repayments on the mortgage as follows:

July 31,	$
2005	27,184
2006	28,413
2007	29,697
2008	31,040
2009	32,443
2010 and thereafter	595,659
	744,436

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED JULY 31, 2004

8. SHARE CAPITAL

Authorized

Unlimited number of preferred and common shares.

Issued and Outstanding

	July 31 2004	July 31 2004	July 31 2003	July 31 2003
Issued and Outstanding at beginning of period	9,788,656	$1,461,471	9,788,656	$1,461,471
Issued during the period	-	-	-	-
Issued and Outstanding at end of period	9,788,656	$1,461,471	9,788,656	$1,461,471

Earnings per share

Options to purchase 370,000 common shares were outstanding during the year but were not included in the computation of diluted earnings per share because the options' exercise price was greater than the average market price of the common shares. The options expired on June 1, 2004.

	Income (numerator)		*Shares (denominator)*		*Per share amount*	
For the 9 months ended July 31	2004	2003	2004	2003	2004	2003
Basic earnings per share	118,304	193,817	9,788,656	9,788,656	$0.01	$0.02
Diluted earnings per share	118,304	193,817	9,788,656	9,788,656	$0.01	$0.02

Options

Under the stock option plan of the Company, options may be granted to directors, officers and employees for the purchase of common shares. On June 1, 2004, all remaining options expired. Of the 370,000 options that expired, 215,000 were owned by directors and officers.

Options	Options Issued and Outstanding		Weighted Average Exercise Price	
	July 31, 2004	Oct 31, 2003	July 31, 2004	Oct 31, 2003
Outstanding at beginning of year	370,000	370,000	$0.30	$0.30
Options expired	370,000	-	$0.30	-
Options exercised	-	-	-	-
	370,000	370,000	$0.30	
Outstanding at end of year	-	-	-	$0.30
Options exercisable at year-end	-	370,000		
Options held by directors and officers	-	215,000		

Normal Course Issuer Bid

The Board of Directors of Perfect Fry Corporation is conducting a normal course issuer bid, commencing July 1, 2004 and expiring June 30, 2005. The Corporation intends to purchase for cancellation up to a maximum of 489,432 common shares, representing 5% of all common shares issued and outstanding. This program is designed to allow the Corporation to purchase common shares in the normal course, when the Corporation estimates that the common shares are undervalued by the Market. These purchases are to be made through the facilities of the TSX Venture Exchange in accordance with its policy on normal course issuer bids. The price that the Corporation will pay for any common shares will be the market price at the time of acquisition to a maximum market price of $0.50 per share. Purchases were authorized to commence on July 1, 2004 and will terminate no later than June 30, 2005.

PERFECT FRY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)
FOR THE NINE MONTHS ENDED JULY 31, 2004

9. SALES

The Company's operations are conducted in one business segment however, the products and services are sold in a number of very different geographic markets. A summary of the Company's revenue by geographic area follows:

Revenue for the nine months ended July 31	2004	2003
Sales of equipment and accessories		
USA	1,693,162	1,883,859
Canada	405,447	644,380
International	283,228	224,256
	2,381,837	2,752,495
Other income	35,837	63,875
	2,417,674	2,816,370

10. FINANCIAL INSTRUMENTS

Financial instruments of the Company include cash and cash equivalents, accounts receivable, a forward exchange contract, accounts payable, accrued liabilities and long term debt.

Fair Values- The fair values of current financial instruments are established to approximate their carrying values due to their short term maturities. The fair values of non current financial instruments are estimated using discounted cash flow analysis based on the Company's current borrowing rates. There is no material difference between the carrying value and the fair value for long term accounts receivable or long term debt.

Credit Risk- All credit risk is within the food service industry and is spread among many customers in many countries. The Company performs ongoing credit evaluations of the customers and maintains allowances for potential credit losses which, when realized, have been within the range of management expectation.

Foreign Exchange Risk- The Company earns a significant portion (62% in Fiscal 2003, 66% in Fiscal 2002) of its operating revenues in US dollars and as such, variations in exchange rates effect the Company's operating and financial results. In May 2004, the Company entered into an option dated foreign exchange contract to sell $500,000 US dollars over a one year term at a rate of 1.3770 USD/CAD. At July 31, 2004 a balance of $360,000 remained to be sold.

PERFECT FRY CORPORATION

11. INCOME TAXES

The provision for income taxes differs from that which would be expected by applying statutory rates. A reconciliation of the differences is as follows:

	2003	2002
	$	$
Net earnings	324,318	366,786
Combined Federal and Provincial income tax rate	36.75%	39.25%
Computed income tax provision	119,186	143,780
Increase (decrease) resulting from		
Change in valuation allowance (including rate changes)	(121,875)	(154,620)
Non-deductible amortization and expenses	8,250	8,156
Other	(5,561)	2,684
Net provision for income taxes	-	-

The Company has non-capital losses for income tax purposes which may be carried forward to reduce taxable income in future years (subject to confirmation by income tax authorities). The losses expire as follows:

	2003	2002
	$	$
2005	104,500	104,500
2007	-	60,500
2008	66,000	67,000
2009	9,500	9,500
2010	10,000	-
	190,000	241,500

Significant components of the Company's future tax assets as of October 31, 2003 at 36.75% and 2002 at 39.25% are as follows:

	2003	2002
	$	$
Operating losses carried forward	70,000	94,500
Tax values of assets in excess of accounting values	521,000	708,000
Capital losses carried forward	156,000	167,000
Investment tax credits carried forward	171,000	128,500
Total future tax assets	918,000	1,098,000
Valuation allowance	(918,000)	(1,098,000)
Net future tax assets	-	-

CORPORATE DIRECTORY

BOARD OF DIRECTORS

Jack F. Senior, Chairman
President,
Speedi Gourmet Ltd.
Vancouver, BC

Gary G. Calderwood
President and CEO,
Perfect Fry Corporation
Calgary, AB

Gordon Sigurdson
President,
Harlan Fairbanks Co Ltd.
Winnipeg, MB

Vic Walls
President,
Border Paving Ltd.
Red Deer, AB

LEGAL COUNSEL

Fraser Milner Casgrain
30th Floor, 237 - 4 Ave SW
Calgary, AB T2P 4X7

OFFICERS

Gary G. Calderwood
President, CEO,
Secretary-Treasurer

Sharon L. Haasdyk
Chief Financial Officer

AUDITORS

Dart Bryant
Chartered Accountants
404 - 13th Avenue NE
Calgary, AB
T2E 1C2

TRANSFER AGENT

Computershare Trust
Company Of Canada
600, 530 8th Ave SW
Calgary, AB
T2P 3S8

INTERNATIONAL HEAD OFFICE

9298 Horton Road SW
Calgary, AB, Canada
T2V 2X4
Telephone: (403) 255-7712
Fax: (403) 255-1725
1-800-265-7711
E-Mail: invest@perfectfry.com
Internet: www.perfectfry.com

INVESTOR RELATIONS

Gary G. Calderwood

STOCK EXCHANGE LISTING

TSX Venture Exchange,
Symbol: PNM

As of July 31, 2004 there were 9,788,648 shares issued and outstanding.


PERFECT FRY COMPANY

PERFECT FRY COMPANY ®

Perfect Fry Reports Third Quarter Results

CALGARY (September 29, 2004) - Perfect Fry reports revenues for the nine months ending July 31, 2004 of $2,417,674 down from revenues of $2,816,370 for the same period last year. Similarly, earnings decreased from $193,187 at July 31, 2003 to $118,304 at July 31, 2004. The fluctuating US exchange rate remains a factor in declining revenues for the end of the third quarter compared to figures for the same period a year ago. In addition, explains Perfect Fry President and CEO Gary Calderwood, last year's Canadian sales were high because of a large one-time order placed by an Eastern Canadian chain. This year's sales weren't targeted to repeat last year's spike in Canadian revenues.

"Our product and our service remain consistent in a highly competitive industry," says Calderwood. "We have launched a brand new complementary product—the Heated Merchandiser—which is already winning positive reviews in the marketplace. I'm encouraged by revenue opportunities both at home and overseas."

Third Quarter Results 2004 and 2003:
($'000's of dollars, except per share numbers)

	Three Months ended July 31,		Nine Months ended July 31,	
	2004	2003	2004	2003
Revenue	$696.2	$886.9	$2,417.7	$2,816.4
Earnings	$4.8	$35.9	$118.3	$193.8
Basic Earnings Per Share	$0.00	$0.00	$0.01	$0.02

As at July 31, 2004, the Company had 9,788,656 common shares issued and outstanding.

Perfect Fry manufactures and markets the world's most sophisticated counter-top deep fryer. Its patented air filtration and fire prevention systems, compact design, and quick, clean operation have made the Perfect Fryer a preferred choice among fast food retailers across North America and around the world. The common shares of Perfect Fry are listed for trading under the symbol PNM on the TSX Venture Exchange. The corporation maintains an exemption from the SEC pursuant to Rule 12g3-2(b) under Commission File Number 82-1609.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

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Contact: Sharon Haasdyk
Chief Financial Officer
Phone (403) 255-7712
E-mail: invest@perfectfry.com Web: www.perfectfry.com